SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                     Report on Form 6-K dated June 20, 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X   Form 40-F
                                 -----           -----




         Enclosure:  Press release dated June 20, 2002: "Nokia targets long-term sales and earnings growth of more than 10%."



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         [LOGO OMITTED]                                   PRESS RELEASE


                                                          June 20, 2002

Nokia targets long-term sales and earnings growth of more than 10%

At the company's mid-year strategy meeting for investors on Thursday in Helsinki, Nokia top management was confident on the growth and development of the mobile communications industry, setting new long-term annual sales and earnings growth targets of more than 10% from 2003.

Nokia's preliminary outlook for the second half 2002 is for year-on-year sales growth of up to 10%, compared with previous expectations for at least 15% growth. In addition, the company remains comfortable with its earlier stated full-year pro forma EPS (diluted) guidance of EUR 0.83. Nokia plans to provide more comprehensive second half 2002 financial guidance in conjunction with its second quarter earnings announcement on July 18, 2002.

In the mobile phone market, the company continues to believe the total market volume for 2002 will be in the range of 400 to 420 million units. This would mean modest growth on last year's estimated market volume of 380 million units.

Expectations for second-half sales growth are underpinned by management confidence in the appeal of the record 30 new phone models scheduled for shipment for 2002. By the end of this year, Nokia expects to have shipped 10 color-screen models while approximately half of all Nokia's mobile phone deliveries planned to be MMS enabled. In 2003, Nokia expects more than 50% of its handset volume shipments to have color screens.

Management reiterated its 40% market share target in mobile phones. Nokia is currently targetting the leading market position in China as well as the number one position in the global CDMA market.

In mobile infrastructure, Nokia is delivering 3G equipment to 42 operators of which 26 are in commercial volume deliveries. The company confirmed its commitment to having the first Nokia-delivered 3G network in operation during September 2002. Nokia is also bringing third generation networks to the US, with ongoing volume deliveries of commercial EDGE networks.

The company characterized the recently announced Open Mobile Alliance as a major step forward in compatibility and interoperability among mobile devices to the benefit of the consumer. Nokia estimates industry deliveries of Symbian-based multimedia phones to exceed one million units per month in the fourth quarter this year. The rich functionality of these devices will support the emergence of the growing mobile services market. Nokia management expressed growing confidence in mobile multimedia as the world's next mega-trend.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's

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principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company's Form 20-F for the year ended December 31, 2001.

For more information:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Raikkonen, Investor Relations, tel. +358 7180 34290 www.nokia.com



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 20, 2002                  Nokia Corporation



                                     By:       /s/ Ursula Ranin
                                        ----------------------------------------
                                        Name:  Ursula Ranin
                                        Title: Vice President, General Counsel
















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